Contact:
Jim Joseph
Media relations
(606) 232-2249
page 800-770-2704
jmjoseph@lexmark.com

Mark D. Sisk
Investor relations
(606) 232-5934
sisk@lexmark.com


Lexmark board announces two-for-one stock split and authorizes additional repurchase of shares

LEXINGTON, Ky., April 29, 1999 -- The board of directors of Lexmark International Group, Inc. (NYSE: LXK) today announced a two-for-one split of the company's Class A common stock. The stock split will be effected in the form of a stock dividend and will entitle each stockholder of record on May 20, 1999 to receive one share of Class A common stock for each share of Class A common stock held on the record date. The stock dividend will be distributed on June 10, 1999.

This is the first split in Lexmark stock since the company's initial public offering at $20 per share on November 15, 1995. Since then, the stock has appreciated more than 500 percent, closing at $124.875 on April 28, 1999.

The board also announced that it has authorized the repurchase of up to $200 million of Lexmark Class A common stock. The repurchase authority allows the company to selectively repurchase its stock from time to time in the open market or in privately negotiated transactions depending upon market price and other factors. The repurchase authorization provides management flexibility to make purchases at its discretion without a target price or timetable constraints. The repurchased shares will be held in treasury for future use.

This repurchase authorization is in addition to the $600 million in aggregate repurchase authorization previously granted by the board. As of March 31, 1999, the company had used $525 million of the prior authorization to repurchase approximately 11.7 million shares. In the first quarter of 1999, the company repurchased 1,587,600 for approximately $155 million.

At the corporation's annual meeting of stockholders today, B. Charles Ames, Ralph E. Gomory and Marvin L. Mann were elected to new terms on the board of directors, expiring in 2002.

Mann, 66, who has served as chairman of the board since the company's founding in March 1991, retires today as chairman and has been designated by the board as chairman emeritus. He is being succeeded as chairman by Paul J. Curlander, 46, Lexmark's president and CEO. Ames, 73, is a principal of Clayton, Dubilier & Rice, Inc., a New York investment firm. Gomory, 69, is president of the Alfred P. Sloan Foundation. Ames, Gomory and Mann were first elected to the board in 1991.

An employee stock purchase plan and certain terms and conditions of annual incentive compensation awards for select executives were approved by a majority of the shares of Class A common stock represented at the meeting. Amendments to the Third Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock from 160 million to 450 million shares and to limit the size of the board of directors to 14 members were approved by a majority of the outstanding shares of Class A common stock.

Lexmark International Group, Inc. is the parent company of Lexmark International, Inc., a global developer, manufacturer and supplier of printing solutions and products, including laser, inkjet and dot matrix printers and associated consumable supplies for the office and home markets. Lexmark is a trademark of Lexmark International, Inc., registered in the U.S. and/or other countries.